UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            APEX SILVER MINES LIMITED
                           ---------------------------

                                (Name of Issuer)

                       Ordinary Shares, US $0.01 Par Value
                       -----------------------------------

                         (Title of Class of Securities)

                                    G04074103
                                   -----------

                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     --------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 1999
                               ------------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                                Page 1 of 4 Pages




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                                                               Page 2 of 4 Pages

                                  SCHEDULE 13D

CUSIP No. G04074103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  EDUARDO S. ELSZTAIN

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[_]

6        Citizenship or Place of Organization

                  Argentina

                           7        Sole Voting Power
  Number of                                1,275,626
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  1,275,626
    With
                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,275,626

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.86%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 4 Pages

                  This Amendment No. 1 to Schedule 13D relates to Ordinary Shares, US $0.01 par value per share (the "Shares"), of Apex Silver Mines Limited (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated August 3, 1998 (the "Initial Statement"), filed by the Reporting Person (as defined therein). This Amendment No. 1 is being filed by the Reporting Person to report that as a result of the recent disposition of Shares of the Issuer, including the sale of 300,000 Shares to Paul Soros, a director of the Issuer, the number of Shares of which the Reporting Person may be deemed to be the beneficial owner has decreased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Reporting Person may be deemed the beneficial owner of 1,275,626 Shares (approximately 4.86% of the total number of Shares outstanding). This number consists of (i) 62,974 Shares held for the account of Consultores (ii) 1,168,790 Shares held for the account of Quantum Dolphin and
(iii) 25,000 Shares and 18,862 Shares issuable upon the exercise of 18,862 currently exercisable director options held for his account.

                  (b) The Reporting Person, by virtue of his position with Consultores and Consultores Management's management contract with Quantum
Dolphin, may be deemed to have the sole power to direct the voting and disposition of the 62,974 Shares held for the account of Consultores, the 1,168,790 Shares held for the account of Quantum Dolphin and the 25,000 Shares and 18,862 Shares issuable upon the exercise of 18,862 currently exercisable director options held for his account.

                  (c) On November 10, 1999, Quantum Dolphin transferred and sold 500,000 Shares at a price of $10.25 per Share to three individuals, one of whom is Mr. Paul Soros, a director of the Issuer. Mr. Paul Soros purchased 300,000 Shares. Except for the transactions described herein, there have been no transactions effected with respect to the Shares since September 11, 1999 (60 days prior to the date hereof) by the Reporting Person, Consultores or Quantum Dolphin.

                  (d)(i) The shareholders of Consultores have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Consultores in accordance with their ownership interests in Consultores.

                     (ii) The shareholders of Quantum Dolphin have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Dolphin in accordance with their ownership interests in Quantum Dolphin.

                     (iii)The Reporting Person has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for his account.

                  (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the class of Shares on November 10, 1999.





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                                                               Page 4 of 4 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 10, 1999





                                                     /S/ EDUARDO S. ELSZTAIN
                                                     ---------------------------
                                                     Eduardo S. Elsztain